					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	For the year ended December 31,
	2006	2005	2004	2003	2002

Earnings before income taxes	$ 896,348	$ 799,425	$ 526,991	$ 393,064	$ 225,741
Fixed charges	62,546	68,472	20,649	20,865	18,501
Earnings before income taxes and fixed charges	$ 958,894	$ 867,897	$ 547,640	$ 413,929	$ 244,242

Fixed charges:
Interest expense	$ 52,446	$ 58,414	$ 14,301	$ 15,051	$ 13,446
Portion of rental expense representative of interest factor	10,100	10,058	6,348	5,814	5,055
Total fixed charges	$ 62,546	$ 68,472	$ 20,649	$ 20,865	$ 18,501

Ratio of earnings to fixed charges	15.3	12.7	26.5	19.8	13.2